VanEck Vectors ETF Trust

666 Third Avenue, 9th Floor

New York, New York 10017

June 16, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,314	5/20/2016	485BXT	0001137360-16-001074
2,285	4/22/2016	485BXT	0001137360-16-001015
2,257	3/24/2016	485BXT	0001137360-16-000961
2,226	2/26/2016	485BXT	0001137360-16-000905
2,194	1/29/2016	485BXT	0001137360-16-000845
2,157	12/30/2015	485BXT	0001137360-15-000775
2,126	12/04/2015	485BXT	0001137360-15-000714
2,085	11/06/2015	485BXT	0001137360-15-000641
2,058	10/09/2015	485BXT	0001137360-15-000587
2,051	10/02/2015	485BXT	0001137360-15-000573
2,026	9/04/2015	485BXT	0001137360-15-000526
1,992	8/07/2015	485BXT	0001137360-15-000467
1,963	7/10/2015	485BXT	0001137360-15-000414
1,931	6/12/2015	485BXT	0001137360-15-000353
1,893	5/13/2015	485BXT	0001137360-15-000284
1,859	4/17/2015	485BXT	0001137360-15-000219
1,833	3/20/2015	485BXT	0001137360-15-000165
1,805	2/20/2015	485BXT	0001137360-15-000112
1,777	1/22/2015	485BXT	0001137360-15-000062
1,752	1/02/2015	485BXT	0001137360-15-000012
1,726	12/04/2014	485BXT	0001137360-14-000746
1,699	11/07/2014	485BXT	0001137360-14-000693
1,660	10/10/2014	485BXT	0001137360-14-000615
1,628	9/11/2014	485BXT	0001137360-14-000568

1,602	8/14/2014	485BXT	0001137360-14-000512
1,573	7/17/2014	485BXT	0001137360-14-000456
1,544	6/19/2014	485BXT	0001137360-14-000401
1,509	5/23/2014	485BXT	0001137360-14-000321
1,476	4/25/2014	485BXT	0001137360-14-000253
1,444	3/28/2014	485BXT	0001137360-14-000183
1,407	2/28/2014	485BXT	0001137360-14-000115
1,380	1/31/2014	485BXT	0001137360-14-000066
1,349	1/03/2014	485BXT	0001137360-14-000012
1,311	12/06/2013	485BXT	0001137360-13-000698
1,283	11/08/2013	485BXT	0001137360-13-000642
1,258	10/11/2013	485BXT	0001137360-13-000590
1,232	9/12/2013	485BXT	0001137360-13-000536
1,207	8/15/2013	485BXT	0001137360-13-000487
1,179	7/19/2013	485BXT	0001137360-13-000435
1,148	6/21/2013	485BXT	0001137360-13-000380
1,108	5/23/2013	485BXT	0001137360-13-000302
1,083	4/26/2013	485BXT	0001137360-13-000254
1,052	3/28/2013	485BXT	0001137360-13-000202
1,022	3/01/2013	485BXT	0001137360-13-000145
988	2/01/2013	485BXT	0001137360-13-000083
953	1/04/2013	485BXT	0001137360-13-000016
925	12/07/2012	485BXT	0001137360-12-000652
897	11/09/2012	485BXT	0001137360-12-000597
872	10/12/2012	485BXT	0001137360-12-000551
840	9/14/2012	485BXT	0001137360-12-000499
802	8/16/2012	485BXT	0001137360-12-000430
776	7/17/2012	485BXT	0001137360-12-000380
692	5/03/2012	485APOS	0000930413-12-002806

The Amendments relate to VanEck Vectors Saudi Arabia Small-Cap ETF (f/k/a Market Vectors Saudi Arabia Small-Cap ETF), a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2018. Thank you.

Best regards,

/s/ Laura I. Martinez

Laura I. Martinez

Vice President and Assistant Secretary

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